# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVR PARTNERS, LP, CIK 0001425292
CUSIP: 126633205
Title of class of securities: Common Units
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Date of event which requires filing of this statement: 06/03/2025
Amends the filing with accession number 0001104659-24-035665
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,164,274; sole dispositive power 0; shared dispositive power 4,164,274; aggregate amount beneficially owned 4,164,274 (39.4% of the class)
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,164,274; sole dispositive power 0; shared dispositive power 4,164,274; aggregate amount beneficially owned 4,164,274 (39.4% of the class)
- CARL C. ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,164,274; sole dispositive power 0; shared dispositive power 4,164,274; aggregate amount beneficially owned 4,164,274 (39.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units
Name of issuer: CVR PARTNERS, LP
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Comment:
Item 1 of the Initial 13D (as defined below) is hereby amended and supplemented as follows:

The Schedule 13D filed with the Securities and Exchange Commission on March 18, 2024 (as previously amended, the "Initial 13D"), by the Reporting Persons with respect to common units representing limited partner interests (the "Common Units") of CVR Partners, LP, a Delaware limited partnership (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial 13D is hereby amended and supplemented as follows:

The previously announced Rule 10b5-1 plan entered into by American Entertainment Properties Corp. ("AEP") with respect to the Units of the Issuer expired pursuant to its terms on June 1, 2025. On June 3, 2025, AEP entered into a new trading plan (the "10b5-1 Trading Plan") pursuant to Rule 10b5-1 under the Act. The 10b5-1 Trading Plan provides that Jefferies LLC (the "Broker") may make periodic purchases of up to an aggregate of 227,726 Common Units on behalf of AEP beginning on July 3, 2025. The amount and timing of purchases, if any, pursuant to the 10b5-1 Trading Plan will be determined based on the terms of the 10b5-1 Trading Plan, market conditions, unit price and other factors. The 10b5-1 Trading Plan will terminate at the earlier of the execution of all purchase orders pursuant to the 10b5-1 Trading Plan or February 21, 2026, or when the 10b5-1 Trading Plan is otherwise terminated pursuant to its terms. The foregoing summary is qualified in its entirety by reference to the 10b5-1 Trading Plan, a copy of which is filed as Exhibit 10 to this Amendment No. 5, and which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Initial 13D is hereby amended and supplemented as follows:

The percentages set forth on the cover pages are based on 10,569,637 outstanding Common Units as of April 25, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed on April 29, 2025. UAN Services directly holds 3,892,000 Common Units. AEP directly holds 272,274 Common Units. Each of Icahn Enterprises Holdings, Icahn Enterprises GP and Carl C. Icahn disclaims beneficial ownership of all Common Units reported herein except to the extent of their pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Issuer's Common Units since the most recent filing of the Initial 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 5 with respect to the 10b5-1 Trading Plan is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10 - 10b5-1 Trading Plan, dated June 3, 2025.

## Signatures
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (06/04/2025)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (06/04/2025)
- CARL C. ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (06/04/2025)